

December 28, 2012

Via E-mail
Mr. James T. McManus, II
Chairman and Chief Executive Officer
Energen Corporation
605 Richard Arrington, Jr. Boulevard North
Birmingham, Alabama 35203-2707

>   **Re: Energen Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 27, 2012**
>   **Response dated September 25, 2012**
>   **File No. 1-07810**

Dear Mr. McManus:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

1.   In response to prior comment 1 from our letter to you dated August 29, 2012, you discussed your use of hydraulic fracturing as well as the effect that increased regulation of this practice could have on your operations. You propose to include this information in future filings. However, in your response and proposed disclosure, you do not address any material operational risks that result from your hydraulic fracturing activities. Therefore, we re-issue prior comment 1 in part. Please explain further, and to the extent material, disclose any operational risks that result from your hydraulic fracturing activities.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director